SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2005
Commission File Number:  001-32229

Homex Development Corp.
(Translation of registrant’s name into English)

Andador Javier Mina 891-B
Colonia Centro Sinaloa
80200 Culiacán, Sinaloa, México

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of a press release made by Homex Development Corp. regarding the CEO’s discussion of the Company’s outlook for 2005. Attached hereto is a copy of the press release dated July 21, 2005.

Signature

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOMEX DEVELOPMENT CORP.

	By:	/s/ CLEOFAS HINOJOSA SAENZ

	Name:	Cleofas Hinojosa Saenz
	Title:	Chief Financial Officer

Date: July 21, 2005

Homex CEO Discusses Outlook for 2005

          CULIACAN, Mexico, July 21 /PRNewswire-FirstCall/ -- Desarrolladora Homex, S.A. de C.V. (Homex or the Company) (NYSE: HXM, BMV: HOMEX) today announcednew combined guidance for 2005, after the Beta acquisition was completed andeffective July 1, 2005. The Company’s CEO, Gerardo de Nicolas, talked withmembers of the investment community during the second quarter earningsconference call today.

          “Homex has made good progress in integrating the operations of Beta with Homex and expects to fully switch over to Homex’s IT backbone before year-end.The acquisition of Beta propels Homex into a leading position within theindustry. Collectively, we have approximately a 6% share of the market. Moreimportantly, it strengthens considerably our presence in the top four markets:the State of Mexico, Guadalajara, Monterrey and Tijuana. Our goal is toefficiently consolidate Beta into our operations to maximize shareholdervalue, and we are confident in achieving this goal,” commented Gerardo deNicolas, Chief Executive Officer of Homex.

          The Company expects revenues for 2005 to reach approximately Ps.10.0 billion (US$909 million), generating an EBITDA of approximately Ps.2.25billion (US$205 million). Homex also expects the combined companies to haveunits sales in the range of 40,000 homes for 2005.

          About Homex
          Desarrolladora Homex, S.A. de C.V. is a leading, vertically-integrated home development company focused on affordable entry-level and middle-incomehousing in Mexico. It is one of the most geographically diverse home buildersin the country. Homex is the fastest growing of the publicly listed homebuilders in Mexico, based on the increase in number of homes sold, revenuesand net income.

          For additional corporate information please visit the Company’s web site at: http://www.homex.com.mx

          Desarrolladora Homex, S.A. de C.V. press releases and all other written materials may from time to time contain statements about expected futureevents and financial results that are forward-looking and subject to risks anduncertainties. Forward-looking statements involve inherent risks anduncertainties. We caution you that a number of important factors can causeactual results to differ materially from the plans, objectives, expectations,estimates, and intentions expressed in such forward-looking statements. Thesefactors include economic and political conditions and government policies inMexico or elsewhere, including changes in housing and mortgage policies,inflation rates, exchange rates, regulatory developments, customer demand, andcompetition. For those statements, the Company claims the protection of thesafe harbor for forward-looking statements contained in the Private SecuritiesLitigation Reform Act of 1995. Discussion of factors that may affect futureresults is contained in our filings with the Securities and ExchangeCommission.

SOURCE  Desarrolladora Homex, S.A. de C.V.
          -0-                                                  07/21/2005
          /CONTACT:  Carlos J. Moctezuma, Head of Investor Relations of Homex,
+5266-7758-5838, cmoctezuma@homex.com.mx; or Investors:
investor.relations@homex.com.mx/
          /Web site:  http://www.homex.com.mx /